Filed by Urgent.ly Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to 14a-12

under the Securities Exchange Act of 1934

Subject Company: Otonomo Technologies Ltd.

Commission File No.: 001-40744

Date: February 15, 2023

Otonomo Announces Fourth Quarter and Full Year 2022 Financial Results

HERZLIYA, Israel and SAN FRANCISCO – Feb. 15, 2023 – Otonomo Technologies Ltd. (Nasdaq: OTMO), the platform powering the mobility economy, today announced its financial results for the fourth quarter and full year, ending December 31, 2022. Results reflect continued revenue growth, strong bookings and new strategic partnership agreements with industry leaders, including Microsoft. Otonomo’s positive earnings report comes a week after signing a definitive agreement to merge with Urgently a U.S.-based provider of digital roadside and mobility assistance technology and services, to create a leading mobility services company. That transaction is expected to close in the third quarter of 2023, subject to the satisfaction of customary closing conditions.

Fourth Quarter and Full Year 2022 Financial Results:

•	Revenue for the fourth quarter 2022 was $2.1 million compared to $1.1 million for the fourth quarter 2021.

•	Revenue for the full year 2022 was $7.0 million, compared to $1.7 million for the full year 2021.

•

GAAP operating loss for the fourth quarter 2022 was $17.2 million including restructuring costs of $2.2 million and transaction costs of $1.9 million, compared to $16.2 million for the fourth quarter 2021.

•	GAAP operating loss for the full year 2022 was $133.2 million, compared to $36.0 million for the full year 2021.

•	Non-GAAP operating loss* for the fourth quarter 2022 was $13.8 million compared to non-GAAP operating loss of $14.0 million for the fourth quarter 2021.

•	Non-GAAP operating loss* for the full year 2022 was $55.4 million compared to non-GAAP operating loss of $31.9 million for the full year 2021.

•	Cash and cash equivalents, short and long term deposits, investments, and restricted cash as of December 31, 2022 were $140.6 million compared to $208.1 million of December 31, 2021.

*

For a definition of non-GAAP operating loss and a reconciliation of such non-GAAP financial measure to the most directly comparable GAAP financial measure, please see “Use of non-GAAP Financial Information” and “Reconciliation of GAAP to non-GAAP Financial Information.”

Fourth Quarter and Full Year 2022 Business Highlights:

•	Revenue for the fourth quarter 2022 grew by 6% quarter over quarter.

•	Recurring revenue reflects 82% of Otonomo’s revenue for the fourth quarter 2022.

•	Bookings* for the fourth quarter grew by 65% quarter over quarter to $3.6 million of which 79% is recurring revenue.

•	Backlog** as of December 31, 2022 was $6.3 million.

•	Annual Recurring Revenue (“ARR”) was $7.0 million, an increase of 5% quarter over quarter.

•	Otonomo added 21 new customers in Q4 2022 and 55 new customers in total in the full year 2022.

•	Signed two new OEM contracts during 2022 for a total of 24 active OEM contracts.

•	Signed thirteen new fleet customers in 2022 growing the number of fleet vehicles on the platform by more than 5.5x.

•	In Q2 2022 Completed the acquisition of The Floow a United Kingdom-based SaaS provider of connected insurance technology for major carriers globally.

•	Signed partnership agreements with Microsoft, Michelin, Renault, SAP, Salesforce, and Iteris in 2022

*	Bookings: Total value of contract that was committed during the reporting quarter over the full term of the contract.
**	Backlog: Secured future revenue as of end of quarter.

Management’s Remarks

“Q4 marked a critical shift in our operating plan that required difficult steps to significantly lower operating costs even as we continued to grow the business. Otonomo is now well positioned with the necessary capital to adapt to the timing of market adoption of connected vehicle data,” said Ben Volkow, CEO and co-founder of Otonomo. “Looking back over the entirety of 2022; the overall revenue growth, shift to recurring revenues, product development, customer success and ecosystem development have been extremely positive. We expect that trend to continue into 2023. Following the closing of the transaction with Urgently, we believe the combined company will be well positioned to capitalize on the connections between vehicle data and the fleet, insurance and roadside assistance sectors to provide real-world services that will improve customer experiences and safety.”

Notable Developments:

Dismissal of Class Action Lawsuit

On January 18th, 2023, a federal court in San Francisco, California, granted Otonomo’s motion to dismiss a class action lawsuit filed against Otonomo in April 2022 that claimed the company affixed hardware tracking devices to BMW vehicles in North America with the express intent to track individuals. We are committed to ensuring that our platform is privacy regulation compliant and that all parties remain protected.

Follow up to Notification of Noncompliance

Otonomo has previously announced that it received a notification from Nasdaq indicating that Otonomo no longer complies with the Nasdaq listing rule that requires the minimum bid price of Otonomo’s ordinary shares to equal or exceed $1.00. Otonomo’s initial deadline to regain compliance by February 20, 2023. In connection with the non-compliance notice, the Company moved the trading of its ordinary shares from the Nasdaq Global Market to the Nasdaq Capital Market, effective as of January 9, 2023, and requested that Nasdaq grant it an additional 180-day compliance period to meet the minimum bid price. Otonomo’s eligibility for the additional 180-day compliance period is dependent upon it meeting the continued listing requirement for market value of publicly held shares and all other initial listing standards of the Nasdaq Capital Market as of February 20, 2023, other than the minimum bid price.

Conference Call Details

Otonomo’s management will host a conference call to discuss the fourth quarter and full year 2022 financial results on Wednesday, February 15, 2023, at 8:30 a.m. Eastern Time.

Management team members on the call will include Ben Volkow, CEO, Director & Co-Founder and Bonnie Moav, CFO.

Otonomo encourages participants to pre-register for the conference call here.

Participants can choose to view the session via a live webcast from this link, which can also be found on the Otonomo website here.

Participants can also choose to call-in. Please dial one of the following teleconferencing numbers, below. Please begin by placing your call 10 minutes before the conference call commences. If you are unable to connect using the toll-free number, please try the international dial-in number.

U.S. Toll-Free: 1-844-481-2756

International: 1-412-317-0670

The conference call will begin at:

- 8:30 a.m. Eastern Time

- 5:30 a.m. Pacific Time

- 3:30 p.m. Israel Time

A replay of the conference call will be available from February 15, 2023 at 12:00 p.m. Eastern Time on Otonomo’s website at https://investors.otonomo.io/news-events/events.

About Otonomo

Otonomo (NASDAQ: OTMO), the platform powering the mobility economy, is igniting a new generation of mobility experiences and services and is making mobility more accessible, equitable, sustainable and safe. With Otonomo, over 100 providers in the transportation, mobility, insurance, and automotive industries are finally able to harness mobility data and insights and transform them into strategic assets and market advantages.

Our partners gain access to the broadest, most diverse, range of data from connected vehicles with just one contract and one API.

Architected with privacy and security by design, our platform is GDPR, CCPA, and other privacy regulation compliant, ensuring all parties are protected and companies remain privacy compliant across geographies worldwide.

Otonomo has R&D centers in Israel and the UK, with a presence in the United States and Europe.

More information is available at otonomo.io.

Otonomo on Social Media

•	Follow Otonomo on LinkedIn

•	Like Otonomo on Facebook

•	Follow Otonomo on Twitter

For media and investment inquiries, please contact:

Juliet McGinnis

Senior Director of Communications, Otonomo

press@otonomo.io

Use of Non-GAAP Financial Measure In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Otonomo uses non-GAAP measures of operating loss, which are adjustments from results based on GAAP to exclude, as applicable, stock-based compensation expenses, restructuring expenses, amortization of intangible assets and depreciation, contingent consideration income related to The Floow acquisition and impairment of intangible assets and goodwill. Otonomo’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Otonomo’s ongoing core operations and prospects for the future. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release to the most directly comparable GAAP financial measures is included with the financial statements contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of the federal securities laws. Such statements are based upon current plans, estimates and expectations of management of Otonomo and Urgently in light of historical results and trends, current conditions and potential future developments, and are subject to various risks and uncertainties that could cause actual results to differ materially from such statements. The inclusion of forward-looking statements should not be regarded as a representation that such plans, estimates and expectations will be achieved. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” “may,” “will,” “should,” “plan,” “could,” “continue,” “target,” “contemplate,” “estimate,” “forecast,” “guidance,” “predict,” “possible,” “potential,” “pursue,” “likely,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All statements, other than historical facts, including statements regarding the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction; the competitive ability and position of the combined company; and any assumptions underlying any of the foregoing, are forward-looking statements. Important factors that could cause actual results to differ materially from Otonomo’s and Urgently’s plans, estimates or expectations could include, but are not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect Otonomo’s and Urgently’s businesses and the price of Otonomo’s traded securities; (ii) uncertainties as to the timing of the consummation of the proposed transaction and the potential failure to satisfy the conditions to the consummation of the proposed transaction, including obtaining shareholder approvals; (iii) the proposed transaction may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement, pendency or completion of the proposed transaction on the ability of Otonomo or Urgently to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Otonomo or Urgently does business, or on Otonomo’s or Urgently’s operating results and business generally; (v) Otonomo’s or Urgently’s respective businesses may suffer as a result of uncertainty surrounding the proposed transaction and disruption of management’s attention due to the proposed transaction; (vi) the outcome of any legal proceedings related to the proposed transaction or otherwise, or the impact of the proposed transaction thereupon; (vii) Otonomo or Urgently may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement and the proposed transaction; (ix) restrictions during the pendency of the proposed transaction that may impact Otonomo’s or Urgently’s ability to pursue certain business opportunities or strategic transactions; (x) the risk that Otonomo or Urgently may be unable to obtain governmental and regulatory approvals required for the proposed transaction, or that required governmental and regulatory approvals may delay the consummation of the proposed transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (xi) risks that the anticipated benefits of the proposed transaction or other commercial opportunities may otherwise not be fully realized or may take longer to realize than expected; (xii) the impact of legislative, regulatory, economic, competitive and technological changes; (xiii) the risk that integration of the Otonomo and Urgently post-closing may not occur as anticipated or the combined company may not be able to achieve the growth prospects and synergies expected from the transaction, as well as the risk of potential delays, challenges and expenses associated with integrating the combined company’s existing businesses; (xiv) exposure to inflation, currency rate and interest rate fluctuations and risks associated with doing business locally and internationally; (xv) the impact of the COVID-19 pandemic on Otonomo’s and Urgently’s business and general economic conditions; and (xvi) the unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Otonomo’s and Urgently’s response to any of the aforementioned factors. Additional factors that may affect the future results of Otonomo are set forth in its filings with the United States Securities and Exchange Commission (the “SEC”), including Otonomo’s most recently filed Annual Report on Form 20-F, Current Reports on Form 6-K, and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. See in particular Item 3D of Otonomo’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 under the heading “Risk Factors.” The risks and uncertainties described above and in the SEC filings cited above are not exclusive and further information concerning Otonomo and Urgently and their respective businesses, including factors that potentially could materially affect their respective businesses, financial conditions or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. Readers should also carefully review the risk factors described in other documents that Otonomo and Urgently files from time to time with the SEC. The forward-looking statements in this communication speak only as of the date of this communication. Except as required by law, Otonomo and Urgently assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

Additional Information

In connection with the proposed transaction, Urgently intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Otonomo regarding the proposed transaction (as amended or supplemented from time to time, the “Proxy Statement/Prospectus”). The Proxy Statement/Prospectus will be sent to all

Otonomo shareholders. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED BY EACH OF OTONOMO AND URGENTLY WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain a free copy of the Proxy Statement/Prospectus and other documents containing important information about Otonomo and Urgently, once such documents are filed with the SEC, from the SEC’s website at www.sec.gov. Otonomo makes available free of charge at www.Otonomo.com (in the “Investors” section) copies of materials it files with, or furnishes to, the SEC.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation

Otonomo, Urgently and their respective directors, executive officers and certain employees and other persons may be deemed to be participants in the solicitation of proxies from the shareholders of Otonomo in connection with the proposed transaction. Securityholders may obtain information regarding the names, affiliations and interests of Otonomo’s directors and executive officers in Otonomo’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, which was filed with the SEC on March 31, 2022. Additional information regarding the interests of such individuals in the proposed transaction will be included in the Proxy Statement/Prospectus relating to the proposed transaction that Urgently intends to file with the SEC.

UNAUDITED OTONOMO TECHNOLOGIES LTD. CONSOLIDATED BALANCE SHEET

(in $ thousands)

	December 31 2022	December 31 2021
	Unaudited	Audited
Assets
Current assets
Cash and cash equivalents, short-term deposits and investments, and restricted cash	94,303	208,079
Account receivables and other receivables	3,939	3,760

Total current assets	98,242	211,839

Non-current assets
Other long-term assets	579	254
Long-term deposits and investments	46,283	—
Property, equipment, and operating lease right-of-use assets, net	3,083	725
Intangible assets, net	—	9,621
Goodwill	—	37,000

Total non-current assets	49,945	47,600

Total assets	148,187	259,439

Current liabilities
Account payables, other payables and accrued expenses	11,684	8,717
Deferred revenue	421	35
Other current liabilities	894	—

Total current liabilities	12,999	8,752

Non-current liabilities
Warrants for ordinary shares	155	1,924
Other non-current liabilities	1,971	—

Total non-current liabilities	2,126	1,924

Shareholders’ equity	133,062	248,763

Total liabilities and shareholders’ equity	148,187	259,439

UNAUDITED OTONOMO TECHNOLOGIES LTD. CONSOLIDATED STATEMENTS OF OPERATIONS

(in $ thousands)

	Three-months		Year Ended,
	ended		December 31,
	December 31,
	2022	2021	2022	2021
	Unaudited		Unaudited
Revenue	2,076	1,066	6,992	1,723
Costs and operating expenses:
Cost of services	(1,024)	(300)	(3,367)	(953)
Cloud infrastructure	(943)	(1,075)	(4,777)	(2,814)
Research and development	(6,167)	(4,792)	(22,573)	(12,077)
Sales and marketing	(5,860)	(4,304)	(21,761)	(9,435)
General and administrative	(6,434)	(6,341)	(21,923)	(11,904)
Contingent consideration income	1,222	—	8,954	—
Impairment of goodwill	—	—	(49,686)	—
Impairment of intangible assets	—	—	(22,355)	—
Depreciation and amortization	(65)	(434)	(2,748)	(532)
Total costs and operating expenses	(19,271)	(17,246)	(140,236)	(37,715)
Operating loss	(17,195)	(16,180)	(133,244)	(35,992)

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL INFORMATION

(in $ thousands)

	Three-months
	ended		Year Ended,
	December 31		December 31
	2022	2021	2022	2021
	Unaudited		Unaudited
GAAP Operating Loss	(17,195)	(16,180)	(133,244)	(35,992)
Adjustments:
Share-based compensation (1)	2,304	1,785	9,756	3,607
Contingent consideration income	(1,222)	—	(8,954)	—
Impairment of goodwill and intangible assets	—	—	72,041	—
Amortization and depreciation (2)	65	434	2,748	532
Restructuring cost (3)	2,219	—	2,219	—
Non-GAAP total adjustments	3,366	2,219	77,810	4,139
Non-GAAP operating Loss	(13,829)	(13,961)	(55,434)	(31,853)
(1) Share-based compensation
Cost of services	35	—	73	—
Research and development	413	325	2,106	1,103
Sales and marketing	794	457	3,024	737
General and administrative	1,062	1,003	4,553	1,767
	2,304	1,785	9,756	3,607
(2) Amortization and depreciation
Amortization of intangible assets	—	400	2,489	400
Depreciation of property and equipment	65	34	259	132
	65	434	2,748	532

(3) Restructuring cost
Research and development	1,138	—	1,138	—
Sales and marketing	431	—	431	—
General and administrative	650	—	650	—
	2,219	—	2,219	—